                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                   Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                           MILLER EXPLORATION COMPANY
________________________________________________________________________________
                               (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   600533 10 0
________________________________________________________________________________
                                 (CUSIP Number)


                                   Mark Early
                              Vinson & Elkins LLP
                            3700 Trammel Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700
        _________________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  June 28, 2002
________________________________________________________________________________
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]


                         (Continued on following pages)

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 600533 10 0                                                   Page 2
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
        Mr. Kelly E. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,675,666
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               84,234
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          1,675,666
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          84,324
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,759,990
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    8.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 600533 10 0                                                   Page 3
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
        Miller and Miller, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               84,024
    REPORTING     -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          84,024
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      84,024
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on or about March 26, 1999 ("Amendment No. 1"), as further amended by Amendment No. 2 filed with the SEC on or about August 23, 2000, by Kelly E. Miller, and Miller and Miller, Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Miller Exploration, Inc. (the "Company"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 3.           Source and Amount of Funds or Other Consideration

         See Item 4.

Item 4.           Purpose of Transaction

         Pursuant to an agreement (the "Stockholders Agreement") dated June 28, 2002, by and among Veritas DGC Land, Inc. ("Veritas"), C.E. Miller, Kelly E. Miller, Robert M. Boeve and Guardian Energy Management Corp. (each, a "Major Stockholder"), each Major Stockholder has granted Veritas the right to participate pro rata in certain privately-negotiated sales of the Company's securities held by such Major Stockholder. See Exhibit 10.2 filed herewith.

Item 5.           Interest in Securities of Issuer

         (a)

         (1) Mr. Miller may be deemed to beneficially own in the aggregate 1,759,990 shares of Common Stock, representing approximately 8.9% of the outstanding shares of Common Stock. Of such shares, Mr. Miller has sole voting and dispositive power over 1,675,666 shares. This total includes 282,000 shares underlying options that Mr. Miller currently has the right to acquire.

         (2) Miller and Miller may be deemed to beneficially own in the aggregate 84,024 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

         (b)

         (1) Mr. Miller has sole voting and dispositive power over 1,675,666 shares, and shared voting and dispositive power over 84,324 shares. Of the 1,675,666 shares over which Mr. Miller has sole voting and dispositive power, 463,000 shares are held of record directly by Mr. Miller, 965,566 shares are held of record by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 247,100 shares are held of record by the Miller Exploration Company 401(k) of which Mr. Miller is the trustee. Of the 84,324 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Miller and Miller over 84,024 shares and 300 shares are held in trusts for minor children of which Mr. Miller is the trustee.

         (2) Miller and Miller has sole voting and dispositive power over no shares, and shared voting and dispositive power over 84,024 shares. All of these shares are held of record by Miller and Miller. All of the common stock of Miller and Miller is held by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 84,024 shares over which Miller and Miller has shared voting and dispositive power, such power is shared with Mr. Miller.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4.

Item 7.           Material to be Filed as Exhibits

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2* Form of Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders.

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).

-------------------------
* Filed herewith

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            July 2, 2002                    By:       /s/ Kelly E. Miller
--------------------------------------           -------------------------------
               Date                                 Name:  Kelly E. Miller



                                            MILLER AND MILLER, INC.



                                            By:       /s/ Kelly E. Miller
                                                 -------------------------------
                                                    Name:      Kelly E. Miller
                                                    Title:     President

                                  EXHIBIT INDEX

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2* Form of Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders.

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).









-------------------------
*Filed herewith

                                   SCHEDULE 1
                                   ----------

                    CERTAIN INFORMATION REGARDING DIRECTORS,
        EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF MILLER AND MILLER


  Name and Position                 Business Address                       Present Occupation
  -----------------                 ----------------                       ------------------
Kelly E. Miller              3104 Logan Valley Road                  Executive Officer and Director of
Sole Executive Officer       Traverse City, Michigan 49684           Miller Exploration Company
and Sole Director
